SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

August 16, 2022

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips announces CEO succession ”, dated August 16, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on August 16, 2022.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

August 16, 2022

Philips announces CEO succession

Frans van Houten to hand over as CEO to Roy Jakobs, a highly experienced international leader with a proven track record in delivering business value and extensive knowledge of Philips and its businesses

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG; AEX: PHIA), a global leader in health technology, today announced that Roy Jakobs is proposed to succeed Frans van Houten as President and Chief Executive Officer, effective October 15, 2022.

The Supervisory Board and current Philips CEO Frans van Houten have agreed that with the end of his third term in sight, the time is right for the change in leadership. After a comprehensive evaluation of external and internal candidates, the Supervisory Board has unanimously decided to propose Roy Jakobs as the next President and CEO of Royal Philips to its General Meeting of Shareholders.

Roy Jakobs brings a strong international, operational and transformational track record, as well as a deep understanding of Philips, which is critical at this important juncture in the company's growth journey. Roy Jakobs has been successful in turning around businesses in customer-focused growth organizations and has effectively strengthened the company’s Connected Care portfolio through successful acquisitions across hospital and ambulatory care settings. Since taking on responsibility for the voluntary recall notification/field safety notice for specific Respironics devices on behalf of Philips, substantial progress has been made under his leadership in the execution of the comprehensive program aimed at delivering a resolution to affected patients as fast as possible in consultation with the relevant competent authorities.

An Extraordinary General Meeting (EGM) of shareholders will be held on September 30, 2022, to appoint Roy Jakobs as President and CEO, effective October 15, 2022. Frans van Houten will act as advisor to the company – supporting the transition – until April 30, 2023.

"On behalf of the entire Supervisory Board, I would like to thank Frans for his transformational leadership of Philips over the last nearly 12 years,” said Feike Sijbesma, Chairman of the Supervisory Board of Royal Philips. “Guided by his vision and the execution of the strategic roadmap, he has successfully led the company’s transformation from a diversified industrial conglomerate into a focused, global solutions leader in health technology. Building on its 131-year heritage, he repositioned Philips to significantly enhance the future value-creating prospects of the company. Frans led Philips with genuine care for its customers, patients, and its employees.”

"It has been both a privilege and a pleasure to lead the transformation of Philips, over the past 12 years, into one of the largest health technology companies in the world, bringing innovative solutions to help our customers deliver on the Quadruple Aim of better health outcomes, higher healthcare productivity and much improved patient and staff experience,” said Frans van Houten, CEO of Royal Philips. “I have very much enjoyed working with so many talented and committed colleagues and building long-term relationships with our customers and other stakeholders. While I am proud of our many accomplishments, much remains to be done to enhance the resilience of Philips to manage through current setbacks and adverse market conditions. I gladly hand over to my Executive Committee team member Roy Jakobs in the knowledge that he brings the experience, energy, and commitment to take Philips on the path forward, with continuity for our customers and determination to improve the health and well-being of billions of people in a sustainable and responsible way. I wish Roy every success over the coming years and will support him as much as I can along the way.”

Feike Sijbesma added: “We are pleased to propose to appoint Roy Jakobs as the new CEO of Philips. He has an impressive track record in driving performance improvements and value creation across a broad range of businesses – both within and outside Philips – including in health technology, coupled with extensive global leadership experience across Philips’ health systems and consumer businesses throughout the company’s transformation. He is also deeply involved in Philips’ continuous quality improvement initiatives and is fully committed to patient safety. We are convinced that he is the ideal CEO to take Philips to the next level of performance. On behalf of the entire Supervisory Board, I welcome him as the next CEO of Philips, and we wish him success in his new role to further shape Philips for increased value creation for shareholders and all other stakeholders.”

"I am delighted to have the opportunity to lead Philips to improve people’s health and well-being through innovation,” said Roy Jakobs, incoming CEO of Royal Philips. “I aim to build on the company’s strong foundation as a purpose-driven health technology leader with deep innovation and clinical expertise, to serve the needs of patients and consumers today and in the future. I look forward to working with Philips’ teams across the world to deliver a strong value creation trajectory for shareholders and all our other stakeholders. I also want to take this opportunity to thank Frans for his trust and the great support he has given me over the years.”

In close cooperation with Chairman Feike Sijbesma and the Supervisory Board, Roy Jakobs will further improve and strengthen Philips’ performance as a leading health technology company with a planned approach. Key priorities are to further deepen the quality and patient safety capability across the company, complete the Respironics field action in consultation with the relevant competent authorities, and lead Philips to resume its profitable growth trajectory by addressing current headwinds, including strengthening supply chain resilience to enable the successful conversion of the all-time-high order book into sales..

For further information, please contact:

Steve Klink
Philips Global Press Office
Tel.: +31 6 10888824
E-mail: steve.klink@philips.com

Leandro Mazzoni
Philips Investor Relations
Tel.: +31 20 59 77222
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2021 sales of EUR 17.2 billion and employs approximately 79,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

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